FOSTER WHEELER ANNOUNCES RESULTS FROM EXTRAORDINARY GENERAL MEETING

ZUG, SWITZERLAND, July 10, 2014 -- Foster Wheeler AG (Nasdaq: FWLT) (“Foster Wheeler” or the “Company”) announced the results from its Extraordinary General Meeting (the “EGM”), which was held today at the Company’s offices in Baar, Switzerland.

At the meeting, the Company's shareholders approved (among other things):

•	certain amendments to the Company's Articles of Association, which will provide an exemption from the transfer restrictions and voting limitations in the case where a person who, together with its affiliates, acquires more than two-thirds of Foster Wheeler’s issued and outstanding shares in a successful public tender offer; and

•	the election of three AMEC plc nominees to Foster Wheeler’s board of directors upon closing of the Offer defined below.

The EGM was called to vote on the above matters, among other matters set out in greater detail in the Company’s definitive proxy materials filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 12, 2014, in connection with the proposed exchange offer (the “Offer”) by AMEC to acquire all of Foster Wheeler’s issued and to be issued registered shares, pursuant to the terms, and subject to the conditions, of the Implementation Agreement, dated February 13, 2014, as amended from time to time, including on May 28, 2014, by and between Foster Wheeler and AMEC.

For additional information about the terms of the Implementation Agreement, including the conditions to the Offer, please see the Company’s Current Reports on Form 8-K, filed on February 13, 2014 (including the complete text of the Implementation Agreement, which is attached as Exhibit 2.1 thereto) and on May 28, 2014 (including the complete text of the Deed of Amendment, which is attached as Exhibit 2.1 thereto), available at www.sec.gov.

IMPORTANT NOTE REGARDING THE EXTRAORDINARY GENERAL MEETING

While closing of the Offer is conditioned on (among other things) approval of certain of the EGM matters described above, Company shareholders should be aware that a vote in favor of these matters at the EGM is not a vote in favor of, or a tender of shares into, the Offer.

The Offer has not commenced. At the time the Offer is commenced, AMEC will file with the SEC: (i) a registration statement on Form F-4, which will include a prospectus of AMEC in respect of the AMEC Shares to be issued in the Offer, and (ii) a tender offer statement on Schedule TO (together with related documents, including a related letter of transmittal), and Foster Wheeler will file with the SEC a Recommendation Statement on Schedule 14D-9 with respect to the Offer. These documents will contain important information about the Offer that should be read carefully before any decision is made with respect to the Offer.

Foster Wheeler AG is a global engineering and construction company and power equipment supplier delivering technically advanced, reliable facilities and equipment. The company employs approximately 13,000 talented professionals with specialized expertise dedicated to serving its clients through one of its two primary business groups. The company’s Global Engineering and Construction Group designs and constructs leading-edge processing facilities for the upstream oil and gas, LNG and gas-to-liquids, refining, chemicals and petrochemicals, power, minerals and metals, environmental, pharmaceuticals, biotechnology and healthcare industries.  The company’s Global Power Group is a world leader in combustion and steam generation technology that designs, manufactures and erects steam generating and auxiliary equipment for power stations and industrial facilities and also provides a wide range of aftermarket services.  The company is based in Zug, Switzerland, and its operational headquarters office is in Reading, United Kingdom.  For more information about Foster Wheeler, please visit our website at www.fwc.com.

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14-705

Safe Harbor Statement

Foster Wheeler AG news releases may contain forward-looking statements that are based on management’s assumptions, expectations and projections about the Company and the various industries within which the Company operates. These include statements regarding the Company’s expectations about revenues (including as expressed by its backlog), its liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that a variety of factors, including but not limited to the factors described in the Company’s most recent Annual Report on Form 10-K, which was filed with the U.S. Securities and Exchange Commission on February 27, 2014, and the following, could cause the Company’s business conditions and results to differ materially from what is contained in forward-looking statements including: the timing and success of the proposed offer and acquisition of the Company by AMEC plc, the risk that the Company’s business will be adversely impacted during the pending proposed offer and acquisition of the Company by AMEC plc, benefits, effects or results of the Company’s redomestication to Switzerland, deterioration in global economic conditions, changes in investment by the oil and gas, oil refining, chemical/petrochemical and power generation industries, changes in the financial condition of its customers, changes in regulatory environments, changes in project design or schedules, contract cancellations, the changes in estimates made by the Company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, compliance with laws and regulations relating to the Company’s global operations, currency fluctuations, war, terrorist attacks and/or natural disasters affecting facilities either owned by the Company or where equipment or services are or may be provided by the Company, interruptions to shipping lanes or other methods of transit, outcomes of pending and future litigation, including litigation regarding the Company’s liability for damages and insurance coverage for asbestos exposure, protection and validity of the Company’s patents and other intellectual property rights, increasing global competition, compliance with its debt covenants, recoverability of claims against the Company’s customers and others by the Company and claims by third parties against the Company, and changes in estimates used in its critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond the Company’s control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with or furnished to the Securities and Exchange Commission.

Media and Investor Contact	Scott Lamb	908-730-4155	scott_lamb@fwc.com
Other Inquiries		908-730-4000	fw@fwc.com